

SEC
SECUR  SSION

13011766

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 22813

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/12_____ AND ENDING_____12/31/12_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FED Mutual Financial Services, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

3750 West Deerfield Road
                                    (No. and Street)

Riverwoods	Illinois	60015
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anders Raaum   (847) 850-3311
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert LLP
                    (Name – if individual, state last, first, middle name)

21 South Evergreen Ave., Suite 240	Arlington Heights, IL		60005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____Anders Raaum_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____FED Mutual Financial Services, Inc._____ , as

of _____December 31_____, 20 _12____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____

Signature

President and
Chief Executive Officer
_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



FED Mutual Financial Services, Inc.

Financial Statements for the

Year Ended December 31, 2012

FED Mutual Financial Services, Inc.

Year Ended December 31, 2012

Contents



Independent Auditor's Report

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

We have audited the accompanying statement of financial condition of FED Mutual Financial Services, Inc. (the Company) (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)) as of December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair representation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such informtion directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 and Statement Relating to Certain Determinations Required under Rule 15c3-3 is fairly stated in all material respects in relation to the financial statements taken as a whole.

Johnson Lambert LLP

Arlington Heights, Illinois
February 20, 2013

FED Mutual Financial Services, Inc.

Statement of Financial Condition

December 31, 2012

Assets

Cash	$ 37,214
Investment - Common stock (Note 1)	7,497
Accounts receivable - Related party	1,755
Total Assets	$ 46,466

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable - Related party	$ 1,500
Accrued expenses - Related party	160
Accrued expenses	4,666
Deferred tax liability	1,427
Total Liabilities	7,753
Stockholder's Equity (Deficit) (Note 2)	
Common stock, no par value; authorized - 2,000 shares; issued and outstanding - 10 shares	1,000
Additional paid-in capital	483,196
Accumulated deficit	(445,483)
Total Stockholder's Equity	38,713
Total Liabilities and Stockholder's Equity	$ 46,466

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Operations

Year Ended December 31, 2012

Income		
Commissions - Life and accident and health insurance sales	$	1,954
Administration fees and other		149
Interest income		9
Unrealized gain on investment - Common stock		144
Total Income		2,256
Expenses		
Commissions - Life and accident and health insurance sales		1,954
General and administrative expenses		13,000
Regulatory and filing fees		5,024
Total Expenses		19,978
Loss before Income Tax Benefit		(17,722)
Federal Income Tax Benefit		(6,026)
Net Loss	$	(11,696)

The accompanying notes are an integral part of the financial statements.

4

FED Mutual Financial Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2012	$ 1,000	$ 458,196	$ (433,787)	$ 25,409
Contributions	-	25,000	-	25,000
Net loss	-	-	(11,696)	(11,696)
Balance, December 31, 2012	$ 1,000	$ 483,196	$ (445,483)	$ 38,713

The accompanying notes are an integral part of the financial statements.

FED Mutual Financial Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Cash Flows from Operating Acitvities	
Net loss	$ (11,696)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in	
Accounts receivable - Related party	(557)
Unrealized gain on investment - Common stock	(144)
Accrued expense - Related party	(4,674)
Accrued expense	4,666
Deferred tax liability	49
Net Cash Used in Operating Activities	(12,356)
Net Cash Provided by Financing Activities	
Capital Contribution	25,000
Net Increase in Cash	12,644
Cash, Beginning of Year	24,570
Cash, End of Year	$ 37,214

The accompanying notes are an integral part of the financial statements.

Notes to Financial Statements

Year Ended December 31, 2012

Note 1 - Organization and Summary of Significant Accounting Policies

Organization and Operations

FED Mutual Financial Services, Inc. (the Company) is a wholly owned subsidiary of Federal Life Insurance Company (Mutual) (Federal Life). The Company is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA) and acts as underwriter and distributor for variable annuity contracts sponsored by Federal Life. The Company is also licensed as a general insurance agency and brokers insurance business written by Federal Life.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC or the guidance).

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAPUSA) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

Related Party Transactions

All of the Company's commission and administration fee income is derived from the sale of insurance products of Federal Life.

Federal Life incurs various expenses on behalf of the Company, principally rent and the salaries of personnel who conduct the operations of the Company. The Company recorded $6,000 in 2012 to reimburse Federal Life for these expenses.

On December 5, 2012, the Company received a capital contribution of $25,000 from Federal Life.

Note 1 - Organization and Summary of Significant Accounting Policies

Investments

The Company, through a private offering, has purchased NASDAQ common stock. The common stock is carried at fair value with any change in fair value reported as unrealized gain (loss) in operations.

Income Taxes

The operations of the Company are included in the life-nonlife consolidated federal income tax return of Federal Life. In accordance with the intercompany policy, the Company provides taxes on taxable income or loss based principally on a separate company tax calculation. As of December 31, 2012, the Company had a deferred tax liability of $1,427 related to the unrealized gain on investment - common stock. For the year ended December 31, 2012, the Company's federal income tax benefit was comprised of $6,075 of current income tax benefit and $49 of deferred income tax expense. The Company records any interest and penalties assessed by taxing authorities as incurred to federal income taxes incurred on the accompanying statement of operations.

The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, *Income Taxes*. Under the guidance, the Company assesses the likelihood, based on the technical merit, that tax positions will be sustained upon examination of facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. Tax years 2009 through 2011 are subject to examination by the Internal Revenue Service.

Subsequent Events

The Company has evaluated subsequent events through February 20, 2013, the date the financial statements were available to be issued, and has not noted any events or transactions requiring recognition or disclosure.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2012, the Company had net capital of $37,260, minimum net capital requirements of $5,000 and a ratio of aggregate indebtedness to net capital of 0.17 to 1. Aggregate indebtedness to net capital shall not exceed 15 to 1 and capital rules may effectively restrict the payment of cash dividends. The Company has not paid any cash dividends to date.

Note 3 – Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* (ASC 820) defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 describes three approaches to measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach. Each approach includes multiple valuation techniques. The standard does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Financial assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 - Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data.

- Level 3 - Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth by level within the fair value hierarchy the Company's only financial asset that was accounted for at fair value on a recurring basis as of December 31, 2012. As required by ASC 820, the asset is classified in its entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3
Common stock	$ 7,497	$ -	$ -

FED Mutual Financial Services, Inc.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1

Year Ended December 31, 2012

Aggregate Indebtedness	
Accounts payable - Related party	$ 1,500
Accrued expenses - Related party	160
Accrued expenses	4,666
	6,326
Net Capital	
Common stock	1,000
Additional paid-in capital	483,196
Accumulated deficit	(445,483)
	38,713
Add	
Deferred tax liability	1,427
Less	
Accounts receivable - Related party	(1,755)
15% haircut on investment - Common stock	(1,125)
Net Capital	$ 37,260
Capital Requirements	
Minimum net capital requirement	$ 5,000
Net capital in excess of minimum requirement	32,260
Total Capital	$ 37,260
Ratio of Aggregate Indebtedness to Net Capital	.17 to 1

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

See independent auditor's report regarding supplemental information.

FED Mutual Financial Services, Inc.

Statement Relating to Certain Determinations Required under Rule 15c3-3

Year Ended December 31, 2012

The Company is exempt under paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission rule from the requirement to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
FED Mutual Financial Services, Inc.
(A Wholly Owned Subsidiary of Federal Life Insurance Company (Mutual))

In planning and performing our audit of the financial statements of FED Mutual Financial Services, Inc. (the Company) (a wholly owned subsidiary of Federal Life Insurance Company (Mutual)), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert LLP

Arlington Heights, Illinois
February 20, 2013